February 5, 2026

James Beckwith
Chief Executive Officer
Five Star Bancorp
3100 Zinfandel Drive
Suite 100
Rancho Cordova, CA 95670

       Re: Five Star Bancorp
           Registration Statement on Form S-3
           Filed January 30, 2026
           File No. 333-293089
Dear James Beckwith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Charlotte May